Exhibit 99.1

Vision Marine Technologies Files Second Patent for Electric Marine Vessel Cooling System Control

Boisbriand, Quebec, May 1, 2024 – Vision Marine Technologies Inc. (NASDAQ: VMAR) ("Vision Marine" or the "Company"), a leading provider of electric propulsion solutions, announces the filing of a patent application for its innovative method and apparatus for controlling the cooling water system of an electric marine vessel.

The patent application addresses the unique challenges of designing and operating electric propulsion systems in marine environments. As advances in battery technology continue to enable the transition to full-electric watercraft, Vision Marine strives to develop innovative solutions to ensure optimal performance, efficiency and safety of electric marine vessels' propulsion systems in all conditions.

"Cooling efficiency stems from tailored mechanical equipment configurations and works in tandem with enhanced software control," added Xavier Montagne, Chief Technology Officer at Vision Marine Technologies. "Our deep understanding and extensive time on the water in hot weather conditions provide Vision Marine’s team with an edge, and this patent application embodies the cooling efficiency that the test time data provide us."

Cooling electric motors presents a significant challenge in electric propulsion systems—a challenge we approach head on with the E-Motion™ Powertrain. This innovative cooling approach is highly effective exemplifying how Vision Marine confronts key technical hurdles to deliver efficient and high-performing electric outboards.

"Vision Marine's E-Motion System stands out for its exceptional battery cooling system and motor, delivering outstanding performance and security. These technological advancements have firmly established Vision as a leader in the high-power outboard motor segment," said Alexandre Mongeon, CEO of Vision Marine Technologies. "By focusing on technological innovation, Vision has strategically positioned itself in the high-power outboard motor segment. The E-Motion™ System's impressive performance and power are a direct result of its advanced battery cooling system and motor, setting Vision apart in the industry."

E-Motion 180E Electric HV Marine Powertrain Equipped Center Console in the hot weather of Florida.

This strategic development is part of Vision Marine Technologies’ ongoing efforts to lead the electric boating industry through innovative, efficient, and sustainable solutions. With this patent application, the company continues to demonstrate its leadership and secure key critical components necessary in electric marine propulsion technology. Vision Marine's commitment to innovation and sustainability is exemplified by its investment in technologies that not only improve the performance of electric marine vessels but also contribute to reducing their environmental impact. The Company looks forward to further developing and commercializing this patent-pending technology to benefit its customers and the marine industry as a whole.

Vision Marine is attending and is a proud sponsor of the American Boating Congress 2024

Vision Marine Technologies will be attending the 2024 edition of the American Boating Congress on May 8-10 at the InterContinental—The Wharf in Washington, DC. Vision Marine is a proud sponsor of this event where leaders from all sectors of recreational boating and fishing work together to shape the decisions that impact the recreational boating industry’s policy priorities.

Frank Hugelmeyer, NMMA President, American Boating Congress 2023

About Vision Marine Technologies

Vision Marine Technologies Inc. (NASDAQ: VMAR) epitomizes the marine industry’s shift towards electric propulsion, offering the pioneering E-Motion™ outboard powertrain system. This innovative technology represents a significant leap forward in marine propulsion, combining advanced battery packs, inverters, and high-efficiency motors with proprietary software and assembly techniques. Vision Marine’s commitment to eco-friendly electric powerboats is reshaping the recreational boating experience, offering higher speeds, longer ranges, and smoother rides than traditional internal combustion engine boats. With a focus on design, innovation, and craftsmanship, Vision Marine continues to redefine recreational boating for a more sustainable future.

Forward Looking Statement

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered as future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine’s Annual Report on Form 20-F for the year ended August 31, 2023, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, as required by law.

Investor relations and Company Contact:

Bruce Nurse

303-919-2913

bn@v-mti.com